EXHIBIT 21

List of Subsidiaries of the Registrant

Farmers & Merchants Bank (incorporated in Virginia)

VSTitle, LLC (a Virginia Limited Liability Company)

TEB Life Insurance Company (incorporated in Arizona), a subsidiary of Farmers & Merchants Bank

Farmers & Merchants Financial Services (incorporated in Virginia), a subsidiary of Farmers & Merchants Bank

VBS Mortgage, LLC, DBA F&M Mortgage (a Virginia Limited Liability Company), a subsidiary of Farmers & Merchants Bank